UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

B B HOLDINGS LIMITED

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B B HOLDINGS LIMITED

Date: May 23, 2006	By:	/s/ P.T. OSBORNE
Philip T. Osborne Company Secretary

2

Exhibit 99.1

Press Release	FOR IMMEDIATE RELEASE

BB HOLDINGS LIMITED ANNOUNCES RESULTS FOR THE

YEAR ENDED MARCH 31, 2006

Belize City, Belize, May 12, 2006 — BB Holdings Limited (London: BBHL) (“BB Holdings”) reported net income from continuing operations of $10.7m (2005 — $8.5m) for the quarter ended March 31, 2006, the fourth quarter of fiscal 2006. Diluted earnings per share from continuing operations for the quarter ended March 31, 2006 was $0.18 (2005 — $0.14).

For the year ended March 31, 2006, income from continuing operations was $35.8m (2005 — $32.6m). Diluted earnings per share from continuing operations for the year ended March 31, 2006 was $0.59 (2005 — $0.54).

Commenting on corporate performance, Chairman, Lord Ashcroft, KCMG, said:

“The demerger of the US Facilities Services business was completed during the fourth quarter thereby concluding the separation of the BB Holdings group into three distinctive listed companies with their own identities.

Carlisle Group Limited and OneSource Services Inc. both trade on the Alternative Investment Market (London) under the ticker symbols CXG and OSS, respectively.

Management of BB Holdings is clearly focused on the development of its Financial Services business within Belize and Turks and Caicos and it will also now go on to review opportunities in other parts of the Caribbean and Central America.

Fourth quarter corporate costs included one-time legal and professional charges amounting to $1.0m relating to the demerger of OneSource Services Inc.

Operational Review - Financial Services

Financial Services reported a strong performance for the quarter ended March 31, 2006. Operating income for the quarter increased by 20.0 per cent to $10.2m (2005 — $8.5m). Net interest income for the quarter increased by 19.3 per cent to $9.9m (2005—$8.3m).

For the year ended March 31, 2006, operating income increased by 10.4 per cent to $34.1m (2005 — $30.9m). Net interest income for the year increased by 12.8 per cent to $37.0m (2005—$32.8m) driven principally by a $49.0m (14.5 per cent) increase in the loan portfolio. For the year ended March 31, 2006 total financial services assets increased by $54.1m to $515.4m.

Associate - Numar

Numar owns edible oil processing and distribution operations and palm seed plantations principally in Costa Rica, where they are market leaders in edible oils, margarine, industrial oils and animal feed. Numar has continued to invest in new plantation development and now controls over 65,000 acres of African palm plantations principally in Southeast Costa Rica. The results of Numar have benefited from both the increased production and a gradual stabilization in world oil prices over the last two years.

Forward Looking Statements

Certain statements in this press release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of BB Holdings, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for BB Holdings’ services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect BB Holdings’ businesses and performance are set forth in submissions by BB Holdings Limited with the United States Securities and Exchange Commission, (the SEC), which are available without charge from the SEC at www.sec.gov.

For further information contact:

Makinson Cowell	BB Holdings
+1 (212) 994 9044	UK +44 (0)20 7248 6700
Belize +501 227 7178

Note: This and other press releases are available at the Company’s web site: http://www.bbholdingslimited.com.

2

BB Holdings Limited

Financial Information

Summarized Consolidated Statements of Income (unaudited)

US dollars in millions except per share data

	3 months ended March 31, 2006		3 months ended March 31, 2005		12 months ended March 31, 2006		12 months ended March 31, 2005
Financial Services
Interest income	14.0		11.9		52.6		48.0
Interest expense	(4.1)		(3.6)		(15.6)		(15.2)
Net non-interest income (expense)	0.3		0.2		(2.9)		(1.9)

Financial Services operating income	10.2		8.5		34.1		30.9

Corporate expenses	(1.6)		(1.7)		(6.0)		(3.6)
Associates	1.6		1.7		7.4		5.3
Interest income	0.2		—		0.3		—

Income before income taxes	10.4		8.5		35.8		32.6
Income taxes	0.3		—		—		—

Income from continuing operations	10.7		8.5		35.8		32.6
Income from discontinued operations	0.9		(5.9)		5.5		1.4

Net income	11.6		2.6		41.3		34.0

Earnings per ordinary share:
Basic:
Continuing operations	$0.18		$0.14		$0.60		$0.54
Discontinued operations	$0.01		$(0.10)		$0.09		$0.02
Net income	$0.19		$0.04		$0.69		$0.56

Diluted:
Continuing operations	$0.18		$0.14		$0.59		$0.54
Discontinued operations	$0.01		$(0.10)		$0.09		$0.02
Net income	$0.19		$0.04		$0.68		$0.56

Number of shares – basic	60.2	m	60.2	m	60.2	m	60.3	m
Number of shares – diluted	60.7	m	60.7	m	60.7	m	60.8	m

3

BB Holdings Limited

Financial Information

Summarized Consolidated Balance Sheet (unaudited)

At March 31

	2006	2005
	$m	$m
Assets
Financial Services assets
Cash, cash equivalents and due from banks	30.6	26.9
Interest-bearing deposits with correspondent banks	53.6	55.8
Loans – net	386.6	337.6
Other assets	44.6	41.0

Total financial services assets	515.4	461.3

Cash and cash equivalents	18.6	3.1
Other current assets	0.4	0.6
Associates and other long-term assets	57.5	52.8
Service businesses assets
Current assets	—	215.8
Goodwill - net	—	400.4
Other long-term assets	—	65.3

Total service businesses assets	—	681.5

Total assets	591.9	1,199.3

Liabilities and shareholders’ equity
Financial Services liabilities
Deposits	375.5	341.4
Other liabilities	12.1	8.3
Long-term debt	15.0	15.0

Total financial services liabilities	402.6	364.7

Current liabilities	2.0	2.0
Long-term liabilities	1.2	1.3
Service businesses liabilities
Current liabilities	—	191.3
Long-term liabilities	—	64.6

Total service businesses liabilities	—	255.9

Total liabilities	405.8	623.9

Total shareholders’ equity	186.1	575.4

Total liabilities and shareholders’ equity	591.9	1,199.3

4

BB Holdings Limited

Financial Information

Summarized Consolidated Statements of Cash Flows (unaudited)

Year ended March 31

	2006	2005
	$m	$m
Cash flows from operating activities
Net income	41.3	34.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7.1	12.0
Undistributed earnings of associates	(4.5)	(5.3)
Other - net	1.9	4.1
Changes in assets and liabilities - net	(24.8)	(9.4)

Net cash provided by operating activities	21.0	35.4

Cash flows from investing activities
Purchase of property plant and equipment (net of disposals)	(7.0)	(11.8)
Decrease (increase) in interest-bearing deposits	2.2	(15.8)
Increase in loans to customers	(49.4)	(33.5)
Other - net	12.3	(9.9)

Net cash utilized by investing activities	(41.9)	(71.0)

Cash flows from financing activities
Net (repayment) proceeds of short-term and long-term debt	(1.4)	2.3
Increase in deposits	34.1	35.1
Decrease (increase) in restricted cash deposits	2.2	(0.8)
Dividends	(12.0)	(9.3)
Other - net	0.9	0.8

Net cash provided by financing activities	23.8	28.1

Currency translation adjustments	(0.5)	0.1
Net change in cash, cash equivalents and due from banks	2.4	(7.4)
Cash, cash equivalent and due from banks at beginning of year	46.8	54.2

Cash, cash equivalent and due from banks at end of year	49.2	46.8

Ends

Exhibit 99.2

BB HOLDINGS LIMITED ANNOUNCES DELISTING FROM NASDAQ

Belize City, Belize, May 12, 2006 – Further to the announcement on March 17, 2006, the Board of Directors of BB Holdings Limited (London: BBHL) (the "Company") today announces that the listing of the Company’s shares on NASDAQ will be cancelled with effect from the close of trading on NASDAQ today.

The Company’s shares will continue to be admitted to trading on AIM, a market operated by the London Stock Exchange plc.

Forward Looking Statements

Certain statements in this press release constitute ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of BB Holdings, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for BB Holdings' services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect BB Holdings' businesses and performance are set forth in submissions by BB Holdings with the United States Securities and Exchange Commission (the 'SEC'), which are available without charge from the SEC at www.sec.gov

For further information contact:

BB Holdings	Makinson Cowell
Belize: +501 227 7178	+1 (212) 994 9044
UK: +44 (0)20 7248 6700

Note: This and other press releases are available at the Company's web site:

http://www.bbholdingslimited.com